Exhibit 99

Magna logo                              Magna International Inc.
                                        337 Magna Drive,
                                        Aurora, Ontario
                                        Canada  L4G 7K1
                                        Tel  (905) 726 2462
                                        Fax   (905) 726 7164

                                        Intier Automotive Inc.
Intier logo                             521 Newpark Blvd.,
                                        Newmarket, Ontario
                                        Canada  L3Y 4X7
                                        Tel  (905) 898 5200
                                        Fax   (905) 898 6053

                       JOINT PRESS RELEASE

              INTIER SHAREHOLDERS APPROVE PRIVATIZATION

Wednesday, March 30, 2005, Newmarket, Ontario __ Magna International Inc. (TSX: MG.SV.A.,MG.MV.B; NYSE: MGA) ("Magna") and Intier Automotive Inc. (TSX: IAI.SV.A;NASDAQ: IAIA) ("Intier") today jointly announced that Intier's shareholders have approved the previously announced plan of arrangement under Ontario law, by which Magna will acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna. The arrangement was approved by 75.04% of the votes cast by holders of Intier Class A Subordinate Voting Shares, voting separately as a class. The arrangement was also approved by 62.90% of the votes cast by the "minority" holders of Intier Class A Subordinate Voting Shares. Votes cast by Magna, and parties related to Magna, were excluded for the purposes of the "majority of the minority" approval requirement. The privatization transaction is expected to become effective on April 3, 2005, subject to obtaining final court approval.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 24,100 employees at 74 manufacturing facilities, and 15 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems and lighting components through Decoma International; various engine, transmission and fueling systems and components through Tesma International, a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has over 81,000 employees in 223 manufacturing operations and 56 product development and engineering centres in 22 countries.



For further information: about this press release, please contact
Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100 or Bruce Cluney, Secretary of Intier at
(905) 898-5200
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